Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 Continuous Disclosure Obligations, effective March 18, 2008, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer’s annual financial statements and Management Discussion & Analysis (“MD & A”), the interim financial statements and MD & A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statements unless this card is completed and returned to Computershare Trust Company of Canada, 3rd floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9. Copies of all previously issued annual and quarterly financial statements and related MD & A are available to the public on the SEDAR website at www.sedar.com.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company’s Mailing List in respect of its quarterly and/or annual financial statements and MD & A for the ensuing financial year.

ENDEAVOUR SILVER CORP.

Please select one or both of the following options:

Annual Financial Statements & MD&A	Yes	No
Quarterly Financial Statements & MD&A	Yes	No

Name:	Address:

City/Prov/State/ Postal Code:

Preferred Method of Communication:	Email:	or Mail:

Signature:

Date:	Email Address:

The personal information you are providing on this form will only be used for its intended purpose described above. Computershare Trust Company of Canada will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.